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3/22/04

04003930

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GE COMMISSION
Washington, D.C. 20549

VP 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR - 4 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USBX ADVISORY SERVICES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 OLYMPIC BLVD., STE 500 EAST
(No. and Street)

SANTA MONICA, CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

100 WILSHIRE BLVD., LOS ANGELES, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY SCHUMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USBX ADVISORY SERVICES, LLC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CONTROLLER, FIN-OP

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a – 5(d) and Report of Independent Certified Public Accountants

USBX Advisory Services, LLC
A Wholly Owned Subsidiary of USBX, Inc.

December 31, 2003

JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☐ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 27 (Date) day of February (Month), 2004 (Year) by

(1) Gary Schuman (Name of Signer(s))

(2) ____ (Name of Signer(s))

[Signature] Signature of Notary Public

VEDA MORRISON
Commission # 1285728
Notary Public - California
Los Angeles County
My Comm. Expires Nov 30, 2004

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: 12/31/2003 Number of Pages: ____

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Member of
USBX Advisory Services, LLC

We have audited the accompanying statement of financial condition of USBX Advisory Services, LLC as of December 31, 2003, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USBX Advisory Services, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2003, the Company has incurred losses of $281,417 and generated negative cash flow from operations totaling $482,783. The Company's revenues and operating cash flows are not sufficient to cover its expenses and will need to increase significantly for the Company to break even. Consequently, the Company is dependent on its Parent for managerial and administrative services and continued financing to support its operating activities. During 2003, the Parent contributed $351,947 of capital in this regard. The Company's financial position combined with the current economic environment and the Parent's current liquidity problems raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans are discussed in Note B. The accompanying financial statements do not include any adjustments relating to this uncertainty.

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules and information beginning on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2004

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	575,690
Receivables		132,113
Total current assets		707,803
FIXED ASSETS, net		3,697
Total assets	$	711,500
LIABILITIES AND MEMBER'S CAPITAL		
CURRENT LIABILITIES		
Accrued expenses	$	382,246
Deferred revenue		50,876
Other liabilities		4,734
Total current liabilities		437,856
MEMBER'S CAPITAL		273,644
Total liabilities and member's capital	$	711,500

The accompanying notes are an integral part of this statement.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

REVENUES		
Advisory fees	$	2,985,044
EXPENSES		
Compensation and employee benefits		1,526,054
Commissions to employees		978,928
Regulatory fees		17,547
Professional fees		52,600
Marketing and business development		47,167
General and administrative		295,586
Depreciation		7,529
Dues and subscriptions		94,257
Rent		246,793
Total operating expenses		3,266,461
NET LOSS	$	(281,417)

The accompanying notes are an integral part of this statement.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year Ended December 31, 2003

Balance at December 31, 2002	$	203,114
Capital contributions		351,947
Net loss		(281,417)
Balance at December 31, 2003	$	273,644

The accompanying notes are an integral part of this statement.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(281,417)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		7,529
Expenses paid by the Parent		351,947
Changes in operating assets and liabilities:		
Receivables		(36,791)
Accrued expenses		(356,519)
Deferred revenue		(170,166)
Other liabilities		2,634
Net cash used in operating activities		(482,783)
Net decrease in cash and cash equivalents		(482,783)
Cash and cash equivalents at beginning of year		1,058,473
Cash and cash equivalents at end of year	$	575,690
Supplemental cash flow information		
Cash paid for taxes	$	800
Supplemental noncash flow information		
Capital contributions through expenses paid by parent	$	351,947

The accompanying notes are an integral part of this statement.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION

USBX Advisory Services, LLC ("Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received approval from the NASD to commence business transactions on December 13, 2000. The Company is a Delaware limited liability company and its sole member is USBX, Inc. ("Parent"). The Company uses experienced mergers and acquisitions ("M&A") professionals to provide a range of M&A solutions for the small-to-medium sized business market. The Company is headquartered in Santa Monica and has an office in Florida.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2003, the Company has incurred losses of $281,417 and generated negative cash flow from operations totaling $482,783. The Company's revenues and operating cash flows are not sufficient to cover its expenses and will need to increase significantly for the Company to break even. Consequently, the Company is dependent on its Parent for continued financing to support its operating activities. During 2003, the Parent contributed $351,947 of capital in this regard (Note C). The Company's financial position combined with the current economic environment and the Parent's current liquidity problems raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans are focused on increasing the Company's revenue base to $6.5 million in 2004, executing selective placement transactions as those opportunities arise and reducing its cash operating needs. The accompanying financial statements do not include any adjustments relating to this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, are carried at cost which approximates their fair value because of the liquid and short-term nature of these instruments.

Revenue Recognition

The Company receives advisory fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes advisory fees ratably over the term of the agreement or the period that services are rendered, whichever is shorter. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are nonrefundable.

The Company also receives success fees when transactions are completed. Success fees are recognized when earned and the Company has no further continuing obligations and collection is reasonably assured. During 2003, the Company recognized success fees totaling $1,629,460 on completed transactions. All of these fees were collected before December 31, 2003.

Fixed Assets

The Company's fixed assets consist of capitalized software. Depreciation is computed using the straight-line method based upon an estimated useful life of three years. Useful lives are periodically evaluated by management in order to determine recoverability in light of current technological conditions.

Income Taxes

The Company is not subject to federal and state income tax. Ultimately, the sole member of the Company is responsible for taxes, if any, based upon its taxable income or loss.

NOTE C - RELATED-PARTY TRANSACTIONS

The Parent and the Company have entered into an agreement under which the Parent agrees to maintain the net capital balance of the Company at or above $50,000. For the year ended December 31, 2003, the Parent paid various operating expenses on behalf of the Company amounting to $351,947 representing officers' salaries of $101,436, rent expense of $246,793 and other expenses of $3,718. All of these expenses were recognized by the Company and are included in Compensation and Employee Benefits and within Other Expenses, respectively, in the accompanying statement of operations. A corresponding credit of $351,947 was recorded as capital contributions for 2003.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $137,834, which was $108,644 in excess of its required net capital of $29,190. The Company's ratio of aggregate indebtedness to net capital was 3.18 to 1 at December 31, 2003. The SEC and NASD impose rules that require notification when net capital falls below 120% of the minimum requirement.

SUPPLEMENTARY INFORMATION

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2003

Net capital:		
Member's capital	$	273,644
Deductions		
Nonallowable assets:		
Accounts receivable, net		(132,113)
Fixed assets, net		(3,697)
Net capital		137,834
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		29,190
Excess net capital	$	108,644
Total aggregate indebtedness	$	437,856
Ratio of aggregate indebtedness to net capital		3.18

Note: There are no differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2003.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)

Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2003

1. Computation of Reserve Requirements Pursuant To Rule 15c3-3

The Company has complied with the exemptive provisions of Section (k) 2 (i) of Rule 15-c3-3 for the year ended December 31, 2003.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company has complied with the exemptive provisions of Section (k) 2 (i) of Rule 15-c3-3 for the year ended December 31, 2003.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors of and Member of
USBX Advisory Services, LLC

In planning and performing our audit of the financial statements of USBX Advisory Services, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2004